# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Diebold Nixdorf, Incorporated, CIK 0000028823
CUSIP: 253651202
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 350 Orchard Avenue NE, North Canton, Ohio (OH), 44720-2556
Date of event which requires filing of this statement: 02/12/2026
Filed by CIK 0001422849
Persons authorized to receive notices and communications: Timothy J. Moon, Capital World Investors, 333 South Hope Street, 55th Floor, Los Angleles, California (CA), 90071, (213) 615-0050

## Reporting persons
- Capital World Investors (CIK 0001422849): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 11,894,145; shared voting power 0; sole dispositive power 11,894,145; shared dispositive power 0; aggregate amount beneficially owned 11,894,145 (33.8% of the class)
  Comment: The calculation of the percentage of the class beneficially owned by the reporting person is based on 35,173,038 Common Shares (as defined in Item 1 below) outstanding as of January 30, 2026, as reported in the Issuer's Annual Report on Form 10-K, filed with the SEC on February 12, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: Diebold Nixdorf, Incorporated
Address of issuer's principal executive offices: 350 Orchard Avenue NE, North Canton, Ohio (OH), 44720-2556
Comment:
This Amendment No. 3 ("Amendment No. 3") amends and supplements the Schedule 13D filed on August 21, 2023, as amended by Amendment No. 1 thereto filed on October 24, 2023 and Amendment No. 2 thereto filed on March 11, 2024 (as amended, the "Schedule 13D") on behalf of Capital World Investors ("CWI" or the "Reporting Person"), a division of Capital Research and Management Company ("CRMC"), a Delaware corporation, as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., Capital Group Private Client Services, Inc., and Capital Group Investment Management Private Limited (together with CMRC, the "investment management entities"), relating to the common shares, $0.01 par value per share (the "Common Shares"), of Diebold Nixdorf, Incorporated, a Delaware corporation (the "Issuer"). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D unless otherwise noted. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

This Amendment No. 3 is being filed to reflect the change in percentage of beneficial ownership held by the Reporting Person as a result of the change in the outstanding Common Shares.

## Item 2. Identity and Background
Name of person filing:
The information contained in Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is filed on behalf of Capital World Investors ("CWI" or the "Reporting Person"), a division of Capital Research and Management Company ("CRMC"), a Delaware corporation, as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., Capital Group Private Client Services, Inc., and Capital Group Investment Management Private Limited (together with CMRC, the "investment management entities"). CWI's divisions of each of the investment management entities collectively provide investment management services under the name "Capital World Investors." Set forth in Schedule A and incorporated herein by reference is a listing of the information, including name, principal place of business, and citizenship, concerning each investment committee member of the Reporting Person (collectively, the "Covered Persons"). Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.
Residence or business address: The business address of CWI is 333 South Hope Street, 55th Floor, Los Angeles, California, 90071. The business address of each Covered Person is set forth on Schedule A and is incorporated herein by reference.
Present principal occupation or employment: The principal business of CWI is providing investment management services for the American Funds(R) family of mutual funds, as well as for other investment advisory clients through separate accounts, trusts and funds worldwide.
Criminal convictions in the last five years: Neither the Reporting Person nor, to the best of its knowledge, any Covered Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither the Reporting Person nor, to the best of its knowledge, any Covered Person, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a) above. The citizenship of each Covered Person is set forth on Schedule A and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

The aggregate number of Common Shares to which this Schedule 13D relates is 11,894,145 Common Shares held as of the close of business on February 12, 2026, which represents 33.8% of the Issuer's outstanding Common Shares. The foregoing percentage is calculated based on 35,173,038 Common Shares outstanding as of January 30, 2026, as reported in the Issuer's Annual Report on Form 10-K, filed with the SEC on February 12, 2026.

## Signatures
- Capital World Investors: /s/ Timothy J. Moon, Vice President and Senior Counsel, Capital Research and Management Company (02/17/2026)